UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For November 3, 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 3, 2003  -  Blocklisting Interim Review







                                  SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


To:          Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS



               Please ensure the entries on this return are typed


1. Name of company

BUNZL PLC


2. Name of scheme

EXECUTIVE SHARE OPTION SCHEME (NO. 2)


3. Period of return:

From    1 MAY 2003            To          31 OCTOBER 2003


4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

699,322 ORDINARY 25P SHARES


5. Number of shares issued / allotted under scheme during period:

159,470


6. Balance under scheme not yet issued / allotted at end of period

539,852


7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

900,000 ORDINARY 25P SHARES - 27 AUGUST 1999


Please confirm total number of shares in issue at the end of the period in order for us to update our records

455,175,246


Contact for queries

Name                       MRS C MEYER

Address                    110 PARK STREET, LONDON W1K 6NX

Telephone                  020 7495 4950


Person making the return

Name                       MRS C MEYER

Position                   COMPANY SECRETARIAL ADMINISTRATOR

Signature


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


To:          Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS



               Please ensure the entries on this return are typed


1. Name of company

BUNZL PLC


2. Name of scheme

1994 EXECUTIVE SHARE OPTION SCHEME


3. Period of return:

From    1 MAY 2003            To          31 OCTOBER 2003


4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

48,077 ORDINARY 25P SHARES,


5. Number of shares issued / allotted under scheme during period:

1,059,662


6. Balance under scheme not yet issued / allotted at end of period

287,163


7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

889,550 ORDINARY 25P SHARES - 15 DECEMBER 1999


Please confirm total number of shares in issue at the end of the period in order for us to update our records

455,175,246


Contact for queries

Name                       MRS C MEYER

Address                    110 PARK STREET, LONDON W1K 6NX

Telephone                  020 7495 4950


Person making the return

Name                       MRS C MEYER

Position                   COMPANY SECRETARIAL ADMINISTRATOR

Signature


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


To:          Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS



               Please ensure the entries on this return are typed


1. Name of company

BUNZL PLC


2. Name of scheme

SHARESAVE SCHEME (1991)


3. Period of return:

From    1 MAY 2003            To          31 OCTOBER 2003


4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

236,312 ORDINARY 25P SHARES


5. Number of shares issued / allotted under scheme during period:

259,353


6. Balance under scheme not yet issued / allotted at end of period

416,519


7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

938,967 ORDINARY 25P SHARES - 5 NOVEMBER 1999


Please confirm total number of shares in issue at the end of the period in order for us to update our records

455,175,246


Contact for queries

Name                       MRS C MEYER

Address                    110 PARK STREET, LONDON W1K 6NX

Telephone                  020 7495 4950


Person making the return

Name                       MRS C MEYER

Position                   COMPANY SECRETARIAL ADMINISTRATOR

Signature


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


To:          Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS



               Please ensure the entries on this return are typed


1. Name of company

BUNZL PLC


2. Name of scheme

SHARESAVE SCHEME (2001)


3. Period of return:

From    1 MAY 2003            To          31 OCTOBER 2003


4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

920,974 ORDINARY 25P SHARES


5. Number of shares issued / allotted under scheme during period:

6,238


6. Balance under scheme not yet issued / allotted at end of period

914,736


7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

968,992 ORDINARY 25P SHARES - 22 MARCH 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our records

455,175,246


Contact for queries

Name                       MRS C MEYER

Address                    110 PARK STREET, LONDON W1K 6NX

Telephone                  020 7495 4950


Person making the return

Name                       MRS C MEYER

Position                   COMPANY SECRETARIAL ADMINISTRATOR

Signature


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


To:          Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS



               Please ensure the entries on this return are typed


1. Name of company

BUNZL PLC


2. Name of scheme

INTERNATIONAL SHARESAVE SCHEME


3. Period of return:

From    1 MAY 2003            To          31 OCTOBER 2003


4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

375,939 ORDINARY 25P SHARES


5. Number of shares issued / allotted under scheme during period:

NIL


6. Balance under scheme not yet issued / allotted at end of period

375,939


7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

375,939 ORDINARY 25P SHARES - 12 JUNE 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our records

455,175,246


Contact for queries

Name                       MRS C MEYER

Address                    110 PARK STREET, LONDON W1K 6NX

Telephone                  020 7495 4950


Person making the return

Name                       MRS C MEYER

Position                   COMPANY SECRETARIAL ADMINISTRATOR

Signature


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  November 3, 2003                By:__/s/ Anthony Habgood__

                                              Title:   Chairman